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FOR IMMEDIATE RELEASE

               INCENTIVE AB ANNOUNCES COMPLETION OF TENDER OFFER
                            FOR VIVRA INCORPORATED

STOCKHOLM, Sweden (June 9, 1997) - Incentive AB today announced that it has completed its cash tender offer for the outstanding shares of common stock of Vivra Incorporated ("Vivra, NYSE:V). The tender offer expired, as scheduled, at Midnight, New York City time, on Friday, June 6, 1997. Based on a preliminary count 40,690,104 shares of Vivra were tendered (including 801,501 shares subject to guarantee of delivery) and accepted for payment at a price of $35.62 per share.

The acceptance of these shares in the tender offer will result in Incentive's ownership of approximately 96.9 per cent of the outstanding common stock of Vivra. Remaining shares outstanding total 1,301,443.

In the proposed second step of the acquisition, Incentive plans to merge its Gambro Healthcare Acquisition Corp. subsidiary with and into Vivra. As a result of such merger, each share of Vivra common stock not previously purchased in Incentive's tender offer will be converted into a right to receive $35.62 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of Vivra. The proposed merger will be completed on Thursday, June 12, 1997.

Gambro Healthcare Acquisition Corp. is a member of the Gambro Group, Incentive's wholly owned, worldwide, fully integrated dialysis and medical technology business. Gambro is a world leader in renal care, manufacturing high quality dialysis products and currently providing dialysis services to 12,100 patients worldwide. Gambro also manufacturers products used in cardiopulmonary care and equipment in the field of blood component technology.

The combination of Gambro Healthcare and Vivra Renal Care, Inc. will create a leading renal care company with 380 clinics in the United States treating approximately 26,000 patients.

Incentive is a leading international industrial group with core operations in medical technology, materials handling, environment and development.

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Note to Editors:  Incentive AB and Gambro Group AB are headquartered respectively in Stockholm and Lund, Sweden; GAMBRO Healthcare, Inc. and Vivra, Inc. are based respectively in Denver, CO, and San Mateo, CA.

For additional information, please contact:

INCENTIVE AB                   GAMBRO AB              CITIGATE COMMUNICATIONS
Bengt Modeer                   Inger Larsson          Raymond F. McNulty
011-46-8-613-6533              011-46-46-16-91-67     212-508-3522

FINANCIAL ADVISORS:
Incentive AB                   GAMBRO AB
Morgan Stanley & Co. Limited   UBS Securities LLC